May 30, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Chesapeake Oilfield Operating, L.L.C.

Chesapeake Oilfield Finance, Inc.

Registration Statement on Form S-4

Filed April 5, 2013

File No. 333-187766

Ladies and Gentlemen:

Set forth below are the responses of Chesapeake Oilfield Operating, L.L.C., an Oklahoma limited liability company, and Chesapeake Oilfield Finance, Inc., a Delaware corporation (together, the “Companies”), to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 3, 2013, with respect to the Registration Statement on Form S-4 (File No. 333-187766) initially filed with the Commission on April 5, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver to the members of the Staff referenced in the Staff’s May 3, 2013 letter five complete copies of Amendment No. 1, as well as five copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. Unless otherwise specified, all references to page numbers and captions in our responses correspond to Amendment No. 1.

Registration Statement on Form S-4

General

1.	Please provide copies of third-party reports or studies that support the qualitative and comparative statements contained in your prospectus or, in the alternative, please revise your disclosure to clarify whether they are management’s belief. For example, we note your statement in fourth paragraph at page 1 that Chesapeake is the most active driller of new wells in the United States and certain statements made in the fifth paragraph at page 1 (“we are now one of the larger U.S. onshore oilfield services companies” and “one of the largest oilfields rentals businesses in the U.S.”). Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

To the extent you are unable to provide support, please delete the qualitative and comparative statement.

Response: We have deleted the qualitative and comparative statements from page 1 of Amendment No. 1 in response to the Staff’s comment. We have also made corresponding changes to pages 41 and 58 of Amendment No. 1.

Prospectus Summary, page 1

Our Company, page 1

2.	Please revise to indicate that during 2012, 2011 and 2010, Chesapeake and its working interest partners accounted for approximately 94%, 94% and 96% of your revenues, respectively, and that you expect to derive a substantial majority of your revenues from Chesapeake and its working interest partners for the foreseeable future. Please also provide a cross reference to “Risk Factors—Risks Relating to Our Business—We are dependent on Chesapeake…,” “Risk Factors—Risks Relating to Our Business—Demand for services in our industry…” and “Risk Factors—Risks Related to Our Relationship with Chesapeake.”

Response: We have revised the disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

3.	Similarly, please revise to indicate that Chesapeake is your sole beneficial owner.

Response: We have revised the disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

The Exchange Offer, page 28

General

4.	We note that you are registering the exchange of debt in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on position contained in these letters and included the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Accompanying this letter is a supplemental letter stating that the Companies are registering the exchange notes in reliance on the Commission’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter includes the representations contained in Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters.

5.	We note your disclosure at page 6 that you may “decide for any reason not to accept any original notes tendered for exchange or to withdraw the exchange offer.” Please revise to clarify the circumstances under which you would not accept tendered notes or withdraw the exchange offer after notes have been tendered.

Response: We have revised the disclosure on page 6 of Amendment No. 1 in response to the Staff’s comment.

Expiration Date; Extensions; Amendments, page 31

6.	We note your disclosure that the exchange offer will be open for at least 20 business days, but that you have not indicated the date of expiration. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Response: We confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

7.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately be the 20th business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the 20th business day. See Rule 14d-1(g)(3).

Response: We confirm that the exchange offer will be open at least through midnight on the 20th business day following commencement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

How We Generate Our Revenues, page 42

8.	We note your disclosure regarding the non-utilization fees Chesapeake is obligated to pay. Please revise your disclosure to discuss qualitatively and, to the extent possible, quantitatively how such fees compare to the fees owed by Chesapeake when it operates the minimum number of drilling rigs or utilizes your hydraulic fracturing equipment for the minimum number of fracturing stages per month, in each case, pursuant to the services agreement.

Response: We have revised the disclosure on page 43 of Amendment No. 1 in response to the Staff’s comment.

Results of Operations, page 46

9.	Where two or more factors contribute to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, you state that the increase in net income was due to (i) the start-up of your hydraulic fracturing activities and (ii) the increase in margins due to certain enacted cost saving measures, but you do not quantify the amount attributable to each factor.

Response: We have revised the disclosure beginning on page 46 of Amendment No. 1 in response to the Staff’s comment. Additionally, we refer to SEC Release 33-6835, Section III. D, “Material Changes,” where the Staff states that “[a]n analysis of changes in line items is required where material and […] where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change […].” Further, “quantification should […] be as precise, including the use of dollar amounts and percentages, as reasonably practicable.”

Accordingly, we have quantified the amount of changes contributed by each factor, to the extent such factor is reasonably quantifiable. In those instances where independent quantification of individual factors is not reasonably practicable, we have specified where appropriate which factors primarily impact the material change and which impact such change to a lesser extent. We believe that this approach is in compliance with Instruction 4 to Item 303(a) of Regulation S-K.

10.	Where appropriate, please revise to discuss in more particularity the factors that contribute to material changes over the reported periods. For example, please revise to discuss further the “certain enacted cost saving measures” referenced in the second paragraph at page 46.

Response: We have revised the disclosure beginning on page 46 of Amendment No. 1 in response to the Staff’s comment. We removed “certain enacted cost saving measures” and described in more detail the factors that contributed to material changes over the reported periods.

Management, page 69, and Corporate Governance, page 70

11.	Please clarify, with regard to each of the co-registrants (Chesapeake Oilfield Operating, L.L.C. and Chesapeake Oilfield Finance, Inc.) how each entity is managed and by whom. For example, if there are members of a board of directors or similar governing body for each entity, identify the individuals who serve as such, and explain any compensation that they receive for such service. If Chesapeake Oilfield Operating, L.L.C. is managed by COS Holdings, L.L.C., which is in turn managed by Chesapeake Operating, Inc. (as appears to be indicated by the signature block for Chesapeake Oilfield Operating, L.L.C. on page II-5), explain what individuals are involved in the management of the entity. Explain any relevant provisions of the organizational documents and/or contracts that relate to the management of the co-registrants.

Response: We have revised the disclosure beginning on page 69 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 70

12.	Please explain whether you expect to have a policy, written or otherwise, with respect to evaluating related party transactions.

Response: We have revised the disclosure on page 71 of Amendment No. 1 in response to the Staff’s comment.

Executive Compensation, page 72

13.	We note that you appear to have generally included executive compensation information with regard to Messrs. Winchester and Baetz, who are identified on page II-6 as the Chief Executive Officer and Chief Financial Officer, respectively, of Chesapeake Oilfield Finance, Inc. Please explain whether these individuals also have officer positions with Chesapeake Oilfield Operating, L.L.C. You also indicate on page 72 that Mr. Winchester is Senior Vice President of Chesapeake. Please explain whether Messrs. Winchester and Baetz receive compensation for their service to the co-registrants that is incremental to the compensation they receive for service to Chesapeake or other Chesapeake-affiliated entities. Explain whether the compensation of your officers is subject to reimbursement to Chesapeake pursuant to the Administrative Services Agreement or otherwise.

Response: We have revised the disclosure beginning on page 72 of Amendment No. 1 in response to the Staff’s comment.

2012 Executive Compensation, page 74

14.	We note your statement that the discussion contained in this section “does not purport to be a complete discussion and analysis of Chesapeake’s executive compensation disclosure.” Please revise to clarify that the discussion contained in this section is complete with respect to the compensation provided to your named executive officers and directors for service as such.

Response: We have revised the disclosure on page 74 of Amendment No. 1 in response to the Staff’s comment.

Financial Statements, page F-1

15.	Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Response: We acknowledge the Staff’s comment and have updated the financial statements included in Amendment No. 1 in accordance with Rule 3-12 of Regulation S-X.

Note 2 – Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

16.	We note your disclosure that payments received for mobilization services are recognized over the days of actual mobilization. Please tell us why you have not deferred and recognized these mobilization fees over the relevant drilling contract period and the related impact to your financial statements as a result of the difference in accounting policy.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our drilling subsidiary earns revenues by drilling wells under daywork drilling contracts, and receives payments based on contractually designated daily rates for operating, mobilization, demobilization, and standby time. Our customers are responsible for the costs of trucking rigs to desired wellsites. One of our trucking subsidiaries performs the trucking service for certain rig moves and invoices its customers directly under separate contracts. We recognize revenue for these trucking services by the hour as services are performed, which is consistent with our regular revenue recognition for our trucking services that are sold on a standalone basis.

If mobilization daywork revenue and costs were deferred over the related drilling contract period, revenue and operating costs would each decrease by less than $1 million for each period presented.

Exhibits 5.1 and 5.2

17.	We note that you have filed two legality opinions and that the opinion of Bracewell & Giuliani LLP states that the “Exchange Notes … will constitute valid and binding obligations of the Registrants and the Guarantees thereof will constitute valid and binding obligations of the Guarantors.” The opinion of Bracewell & Giuliani also states that “[w]ith respect to all matters of Oklahoma law, we have relied upon the opinion … of Commercial Law Group, P.C.” We furthermore note your disclosure on page 105 that “[t]he Indenture, the Notes and the Subsidiary Guarantees are governed by, and will be construed in accordance with, the laws of the State of New York.” The opinion of Commercial Law Group, P.C., which appears to be limited to Oklahoma law and does not appear to extend to matters of New York law, states that “the Exchange Notes … will constitute valid and binding obligations of COO and … the Guarantees of the Exchange Notes will constitute valid and binding obligations of the OK COO entities.” Please explain to us how Commercial Law Group, P.C. is able to opine as to matters for which New York law has been selected as governing law. In the alternative, please obtain a revised opinion of Oklahoma counsel that is limited to matters of Oklahoma law, such as that each of the relevant Oklahoma entities is validly existing, has the power to create the relevant obligations and has taken the required steps to authorize entering into the obligations under Oklahoma law. See Section II.B.1.e. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: In response to the Staff’s comment we have filed as Exhibit 5.2 to Amendment No. 1 a revised opinion of Commercial Law Group, P.C. limited to matters of Oklahoma law. Accordingly, we also have re-filed as Exhibit 5.1 to Amendment No. 1 the opinion of Bracewell & Giuliani LLP.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call David Treadwell—VP Legal & Chief Counsel at (405) 935-2849 or our outside counsel, Michael S. Telle, at (713) 221-1327 at Bracewell & Giuliani LLP.

As you requested in the comment letter, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHESAPEAKE OILFIELD OPERATING, L.L.C. CHESAPEAKE OILFIELD FINANCE, INC.

By:	/s/ Jerry L. Winchester
Jerry L. Winchester
Chief Executive Officer